Exhibit 99.1

Scienjoy Holding Corporation Reports Third Quarter 2020 Unaudited Financial Results

BEIJING, November 23, 2020 /PRNewswire/ — Scienjoy Holding Corporation (“Scienjoy”, the “Company”, or “We”) (NASDAQ: SJ), a leading live entertainment mobile streaming platform in China, today announced its unaudited financial results for the third quarter and first nine months ended September 30, 2020.

Third Quarter 2020 Operating and Financial Highlights

●	Total net revenues increased by 29.1% to RMB316.4 million (US$46.6 million) from RMB245.0 million in the same period of 2019.

●	Gross profit increased by 32.3% to RMB71.8 million (US$10.6 million) from RMB54.3 million in the same period of 2019. Gross margin expanded to 22.7% from 22.2% in the same period of 2019.

●	Net income increased by 59.1% to RMB61.1 million (US$9.0 million) from RMB38.4 million in the same period of 2019. Net income margin expanded to 19.3% from 15.7% in the same period of 2019.

●	Adjusted net income [1] increased by 33.7% to RMB51.4 million (US$7.6 million) from RMB38.4 million in the same period of 2019. Adjusted net income margin expanded to 16.2% from 15.7% in the same period of 2019.

●	Total paying users increased by 28.0% to 322,841 from 252,299 in the same period of 2019.

●	Total number of broadcasters increased by 635.4% to 97,038 from 13,196 in the same period of 2019.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented, “Our robust performances in the third quarter and first nine months of 2020 continued to showcase the strength of our platform’s value proposition for both users and broadcasters. In addition, by continuously refining our platform’s features and technology, we have also continued to fuel its growth, attracting more broadcasters, augmenting our brand influence, and cultivating a richer and more diverse ecosystem of quality content offerings. In August, we entered into an agreement to acquire the global live streaming platform, BeeLive. We believe that this acquisition will help us to not only enhance our overall industry leadership, but also generate increasing shareholder value over the long term. Going forward, we expect to continue driving the expansion of our business both in China and around the world by providing our users with an increasingly vibrant and interactive social experience.”

Mr. Denny Tang, Chief Financial Officer of Scienjoy, added, “In addition to achieving meaningful user growth, we were also able to significantly improve our financial performance in the third quarter of 2020 despite a myriad of macroeconomic uncertainties. As a result, during the period, total net revenues grew by 29.1% year over year, gross profit grew by 32.3% year over year, and net income grew by 59.1% year over year. Looking ahead, we remain confident that our healthy financial growth, improved operating leverage, and sufficient liquidity position will continue to deliver lasting value for our shareholders over the long term.”

Third Quarter 2020 Financial Results

Total net revenues in the third quarter of 2020 increased by 29.1% to RMB316.4 million (US$46.6 million) from RMB245.0 million in the same period of 2019. This increase was in line with the 28.0% year-over-year increase in total paying users during the quarter.

Cost of revenues in the third quarter of 2020 increased by 28.2% to RMB244.5 million (US$36.0 million) from RMB190.7 million in the same period of 2019. The increase was primarily attributable to a 35.0%, or RMB55.3 million, year-over-year increase in the Company’s revenue sharing fees and content costs, which was consistent with the 635.4% year-over-year increase in the total number of broadcasters as well as the growth of the Company’s overall live streaming operations in the third quarter of 2020.

Gross profit in the third quarter of 2020 increased by 32.3% to RMB71.8 million (US$10.6 million) from RMB54.3 million in the same period of 2019. Gross margin in the third quarter of 2020 increased slightly to 22.7% from 22.2% in the same period of 2019.

Total operating expenses in the third quarter of 2020 increased by 22.8% to RMB20.4 million (US$3.0 million) from RMB16.6 million in the same period of 2019.

●	Sales and marketing expenses in the third quarter of 2020 increased by 40.7% to RMB1.2 million (US$0.2 million) from RMB0.9 million in the same period of 2019, due to the additional promotional activities that the Company organized during the third quarter of 2020 to attract and retain paying users.

●	General and administrative expenses in the third quarter of 2020 increased by 71.2% to RMB11.0 million (US$1.6 million) from RMB6.5 million in the same period of 2019. This increase was caused by higher employee benefits, an increased headcount, as well as additional consulting and professional fees incurred as a result of the Company’s listing on the Nasdaq Stock Market.

●	Research and development expenses in the third quarter of 2020 increased slightly by 7.3% to RMB7.7 million (US$1.1 million) from RMB7.2 million in the same period of 2019 due to a higher R&D headcount and the related expenses incurred.

●	Provision for doubtful accounts in the third quarter of 2020 decreased by 81.0% to RMB0.4 million (US$0.1 million) from RMB2.1 million in the same period of 2019 as a result of the Company’s increased collection efforts. The Company expects its provision for doubtful accounts to decline going forward as it has committed more resources to the collection of its account receivables.

Income from operations in the third quarter of 2020 increased by 36.5% to RMB51.4 million (US$7.6 million) from RMB37.7 million in the same period of 2019. Operating margin in the third quarter of 2020 expanded to 16.3% from 15.4% in the same period of 2019.

Change in fair value of contingent consideration in the third quarter of 2020 was RMB9.8 million (US$1.4 million). The Company’s reverse recapitalization with Wealthbridge Acquisition Limited (“Wealthbridge”) on May 7, 2020, and acquisition of BeeLive on August 21, 2020, involved payments of future contingent consideration upon the achievement of certain financial performance targets and specific market price levels. Earn out liabilities are recorded for the estimated fair value of the contingent consideration on the merger date. The fair value of the contingent consideration is re-measured at each reporting period, and the change in fair value is recognized as either income or expense. For the third quarter 2020, the change in fair value of contingent condition included approximately RMB6.9 million and RMB2.9 million of changes in fair value of contingent consideration in Wealthbridge and Beelive acquisitions, respectively.

Net income in the third quarter of 2020 increased by 59.1% to RMB61.1 million (US$9.0 million) from RMB38.4 million in the same period of 2019. Net margin in the third quarter of 2020 expanded to 19.3% from 15.7% in the same period of 2019.

Adjusted net income in the third quarter of 2020, which excludes changes in fair value of contingent consideration, increased by 33.7% to RMB51.4 million (US$7.6 million) from RMB38.4 million in the same period of 2019. Adjusted net margin in the third quarter of 2020 expanded to 16.2% from 15.7% in the same period of 2019.

Basic and diluted net income per ordinary share in the third quarter of 2020 were both RMB2.54 (US$0.37). In comparison, basic and diluted net income per ordinary share in the third quarter of 2019 were RMB1.98 and RMB1.92, respectively.

Adjusted basic and diluted net income per ordinary share in the third quarter of 2020 were both RMB2.13 (US$0.31). In comparison, adjusted basic and diluted net income per ordinary share in the third quarter of 2019 were RMB1.98 and RMB1.92, respectively.

As of September 30, 2020, the Company had cash and cash equivalents of RMB166.9 million (US$24.6 million) compared to RMB137.4 million as of December 31, 2019.

Business Outlook

The Company expects its total net revenues to be in the range of RMB389.0 million to RMB405.0 million in the fourth quarter of 2020. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change, particularly in respect to the potential impact of COVID-19 on the economy in China and other markets around the world.

Recent Developments

On August 10, 2020, the Company entered into an Equity Acquisition Framework Agreement (the “Agreement”) to acquire 100% of the equity interest in BeeLive from its two controlling companies. Pursuant to the Agreement, the Company is required to pay (i) a cash consideration of RMB50.0 million and (ii) RMB250.0 million in ordinary shares to be issued by the Company. The share consideration payments are subject to certain performance conditions and requirements over the following three years. The Company believes the acquisition will generate powerful synergies and significantly bolster the Company’s competitive advantages in the industry going forward. The transaction was closed on August 10, 2020. The information related to acquisition of BeeLive with its historical and pro-forma financial results is included in the Company’s Form F-1/A filed with SEC on October 16, 2020.

About Scienjoy Holding Corporation Limited

Founded in 2011, Scienjoy is a leading show live streaming video entertainment social platform in China. With more than 200 million registered users, Scienjoy currently operates four primary online live streaming brands on five mobile apps: Showself, Lehai, Haixiu, and Beelive International and BeeLive Chinese (Mifeng), each using Scienjoy’s own mobile applications. Through this collection of online live streaming brands, Scienjoy has created a vibrant, interactive, and close community. Scienjoy operates a mobile live streaming business through which it provides live streaming entertainment from professional “broadcasters” to end-users, allowing for the operation of live social video communities. Using Scienjoy’s mobile applications, users can select broadcasters and enter real time video rooms to interact with them. In addition to real-time interactions, users can also view photos posted by broadcasters on their personal pages, leave comments, and engage in private chats with broadcasters when they are not streaming. In addition, users can also play fun and simple games by using virtual currencies within the video rooms while watching the live streaming of a broadcaster. For more information, please see http://ir.Scienjoy.com/.

Use of Non-GAAP Financial Measures

Adjusted net income is calculated as net income adjusted for change in fair value of contingent consideration. Adjusted basic and diluted net income per ordinary share is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with US GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7896 to US$1.00, the noon buying rate in effect on September 30, 2020, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on September 30, 2020, or at any other rate.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Investor Relations Contact

Ray Chen
VP, Investor relations
Scienjoy Inc.
+86-010-64428188
ray.chen@scienjoy.com

Jack Wang
ICR Inc.
+1 (212) 537-9254
scienjoy.ir@icrinc.com

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data or otherwise stated)

	As of December 31	As of September 30
	2019	2020	2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	137,351	166,865	24,577
Accounts receivable, net	120,110	178,036	26,222
Prepaid expenses and other current assets	11,557	12,419	1,829
Amounts due from related parties	7	7	1
Loan receivables - related parties	500	-	-
Total current assets	269,525	357,327	52,629

Property and equipment, net	736	1,178	174
Intangible assets, net	195	240,502	35,422
Goodwill	-	92,056	13,558
Long term investment	5,000	5,000	736
Long term deposits and other assets	2,761	1,321	195
Deferred IPO costs	1,307	-	-
Deferred tax assets	474	6,306	929
Total non-current assets	10,473	346,363	51,014
TOTAL ASSETS	279,998	703,690	103,643

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities:
Accounts payable	27,163	24,927	3,672
Accrued salary and employee benefits	8,727	10,763	1,585
Accrued expenses and other current liabilities	6,852	6,478	954
Current portion of contingent consideration – earn-out liability	-	110,596	16,289
Income tax payable	8,435	8,849	1,303
Loan payables - related parties	5,525	-	-
Amounts due to related parties	8,482	-	-
Deferred revenue	40,288	48,353	7,122
Interest payable	-	393	58
Total current liabilities	105,472	210,359	30,983
Non-current liabilities
Deferred tax liabilities - non current	-	60,142	8,858
Contingent consideration – earn-out liability	-	102,809	15,142
Total non-current liabilities	-	162,951	24,000
TOTAL LIABILITIES	105,472	373,310	54,983
Commitments and contingencies
Shareholders’ equity
Ordinary share, no par value, unlimited shares authorized, 19,400,000 and 27,037,302 shares issued and outstanding as of December 31, 2019 and September 30, 2020*, respectively	9,664	(60,229)	(8,871)
Statutory reserves	12,059	18,392	2,709
Retained earnings	152,803	366,935	54,044
Accumulated other comprehensive loss	-	5,282	778
Total shareholder’s equity	174,526	330,380	48,660
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	279,998	703,690	103,643

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(All amounts in thousands, except share and per share data or otherwise stated)

	For three months ended			For nine months ended
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	US$	RMB	RMB	US$
Live streaming - consumable virtual items revenue	237,350	306,859	45,195	626,980	743,882	109,562
Live streaming - time based virtual items revenue	6,523	8,162	1,202	20,321	20,431	3,009
Technical services	1,162	1,339	197	2,212	3,491	514
Total revenues	245,035	316,360	46,594	649,513	767,804	113,085

Cost of revenues	(190,721)	(244,521)	(36,014)	(519,511)	(585,379)	(86,217)
Gross profit	54,314	71,839	10,580	130,002	182,425	26,868
Operating expenses
Sales and marketing expenses	(872)	(1,227)	(181)	(2,397)	(3,739)	(551)
General and administrative expenses	(6,450)	(11,040)	(1,626)	(9,851)	(19,739)	(2,907)
Provision (recovery) for doubtful accounts	(2,088)	(397)	(58)	(2,896)	2,746	404
Research and development expenses	(7,201)	(7,727)	(1,138)	(15,554)	(20,770)	(3,059)
Total operating expenses	(16,611)	(20,391)	(3,003)	(30,698)	(41,502)	(6,113)
Income from operations	37,703	51,448	7,577	99,304	140,923	20,755
Interest income	314	805	119	609	2,154	317
Other expenses, net	3	477	70	(355)	(4,778)	(704)
Foreign exchange (loss) gain, net	-	1,151	170	(3)	983	145
Change in fair value of contingent consideration	-	9,750	1,436	-	87,648	12,909
Income before income taxes	38,020	63,631	9,372	99,555	226,930	33,422
Income tax expenses	399	(2,521)	(371)	(2,349)	(6,465)	(952)
Net income	38,419	61,110	9,001	97,206	220,465	32,470
Other comprehensive income - foreign currency translation adjustment	-	6,361	937	-	5,282	778
Comprehensive income attributable to the Company’s shareholders	38,419	67,471	9,938	97,206	225,747	33,248
Weighted average number of shares
Basic	19,400,000	24,082,829	24,082,829	19,400,000	21,746,691	21,746,691
Diluted	20,002,000	24,082,829	24,082,829	20,002,000	21,746,691	21,746,691
Earnings per share
Basic	1.98	2.54	0.37	5.01	10.14	1.49
Diluted	1.92	2.54	0.37	4.86	10.14	1.49

Reconciliations of Non-GAAP Results

(All amounts in thousands, except share and per share data or otherwise stated)

	For the three months ended			For the nine months ended
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	US$	RMB	RMB	US$

Net income	38,419	61,110	9,001	97,206	220,465	32,470
Less:
Change in fair value of contingent consideration	-	9,750	1,436	-	87,648	12,909
Adjusted net income	38,419	51,360	7,565	97,206	132,817	19,561

Adjusted net income per ordinary share*
Basic	1.98	2.13	0.31	5.01	6.11	0.90
Diluted	1.92	2.13	0.31	4.86	6.11	0.90

“Adjusted net income” is defined as net income excluding change in fair value of contingent consideration. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results” at the end of this press release.